UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of December, 2007
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Translation of registrant’s name into English)
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     ☑ Form 20-F      ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CHINA ENTERPRISES LIMITED

ANNUAL GENERAL MEETING 2007 CIRCULAR

SIGNATURE

CHINA ENTERPRISES LIMITED
(Exact Name of Registrant as Specified in its Charter)
Bermuda
(Jurisdiction of Incorporation or Organization)
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of Principal Executive Offices)
ANNUAL GENERAL MEETING
2007
Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited to be held at 10:00 a.m. on December 31, 2007 (Hong Kong time) at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong is set out on page 4 of this circular.
Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to December 28, 2007 (New York time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

-i-

PART I
CORPORATE INFORMATION

CORPORATE INFORMATION
ANNUAL GENERAL MEETING

Date and time:	December 31, 2007
at 10:00 a.m.
(Hong Kong time)
Venue:	B27, Basement,
Bank of America Tower,
12 Harcourt Road,
Central,
Hong Kong
TRADING VENUE
OTC Securities Markets
Trading Symbol: CSHEF. PK
PRINCIPAL PLACE OF BUSINESS
31st Floor,
Bank of America Tower,
12 Harcourt Road,
Central,
Hong Kong
Telephone: (852) 3151-0300
Fax: (852) 2372-0620
REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM11
Bermuda
OFFICIAL WEBSITE
http://www.chinaenterpriseslimited.com
COUNSEL
Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place
Central
Hong Kong
Telephone: (852) 2524-7106
Fax: (852) 2845-9268
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte Touche Tohmatsu
35/F, One Pacific Place
88 Queensway
Hong Kong
Telephone: (852) 2852-1600
Fax: (852) 2541-1911
REGISTRAR, TRANSFER AGENT
Bermuda:
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM08, Bermuda
Telephone: (441) 299-3882
Fax: (441) 295-6759
United States:
BNY MELLON Shareowner Service
E-mail address:
Shareowner-svcs@bankofny.com
Website: http://www.stockbny.com
For Shareholder Inquiries:
Shareholder Relations Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286

Telephone:	(800) 524-4458
1-610-382-7833 (outside of US)
1-888-269-5221 (Hearing impaired - TDD Phone)

For Certificate Transfers and  Address Changes:
Receive and Deliver Department-11W
P.O. Box 11002
Church Street Station
New York, NY 10286
PUBLIC RELATIONS
The Altman Group, Inc.
60 East 42nd Street
Suite 405
New York, NY 10165
Telephone: (212) 400-2604
Fax: (212) 973-9818
FORM 20-F
Form 20-F for China Enterprises Limited is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov after its filing with the U.S. Securities Exchange Commission.

PART II
NOTICE OF 2007 ANNUAL GENERAL MEETING

NOTICE OF 2007 ANNUAL GENERAL MEETING
CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
Principal Place of Business:
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Registered Office:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
To the Shareholders of
China Enterprises Limited:
     The Annual General Meeting of CHINA ENTERPRISES LIMITED (“the Company”) is called and will be held at 10:00 a.m. on December 31, 2007 at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong, for the purpose of:
(1)	Re-electing six directors for a term expiring at the 2008 Annual General Meeting and to authorize the Board of Directors to determine the directors’ remuneration for the year ending December 31, 2007;

(2)	Considering and approving the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2006; and

(3)	Appointing independent registered public accounting firm for a term expiring at the 2008 Annual General Meeting and to authorize the Board of Directors to determine its remuneration.
     Only shareholders of record at the close of business on Thursday, November 15, 2007 are entitled to attend and to vote at the Annual General Meeting.
     It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. Prompt return of your voted proxy card will reduce the cost of further mailings and other follow-up work. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.
     We thank you for your assistance and appreciate your cooperation.

By Order of the Board of Directors
Yap, Allan
Chairman
December 3, 2007

PART III
PROXY STATEMENT

PROXY STATEMENT
CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
     The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The report of the independent registered public accounting firm and the consolidated financial statements for the year ended December 31, 2006 are enclosed with this Proxy Statement.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the directors’ remuneration for the year ending December 31, 2007. All nominees are currently directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

Name	Age	Position	Employed Since
Yap, Allan	52	Chairman of the Board of the Company	2001
Chan Ling, Eva	42	Deputy Chairman of the Board of the Company	2004
Dorothy Law	38	Director	2000
Lien Kait Long	59	Director	1999
Richard Whittall	48	Independent Director	2000
David E. Bussmann	54	Independent Director	2000
Compensation of Directors and Officers
     For the year ended December 31, 2006, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, was approximately Rmb936,500 (US$120,000) (2005: Rmb968,400 (US$120,000)). No bonus has been paid for the year ended December 31, 2006.
Required Vote
     The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the directors’ remuneration for the year ending December 31, 2007.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorising the Board of Directors to determine the directors’ remuneration.

PROXY STATEMENT
PROPOSAL NO. 2
APPROVAL OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND 2006 FINANCIAL STATEMENTS
     In accordance with applicable law, the Company’s shareholders have the authority to approve the report of the independent registered public accounting firm and the audited financial statements of the Company for the most recent fiscal year. The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2006 and recommended that shareholders approve the report of the independent registered public accounting firm and the audited financial statements. Accordingly, the shareholders will be asked to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2006 at the Annual General Meeting.
Required Vote
     The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2006.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.
PROPOSAL NO.3
RE-APPOINTMENT OF DELOITTE TOUCHE TOHMATSU
AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. On November 26, 2007 the Board of Directors recommended that Deloitte Touche Tohmatsu be re-appointed as independent registered public accounting firm of the Company for a term expiring at the 2008 Annual General Meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. The aggregate fees billed by Deloitte Touche Tohmatsu for the fiscal year ended December 31, 2006 were totally US$316,600. Accordingly, the shareholders will be asked to approve such appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.
Required Vote
     The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT
OTHER MATTERS
     The Board of Directors is not aware of any other matters that will be presented for consideration at the Annual General Meeting other than those matters referred to in this Proxy Statement.
     Shareholder proposals relating to the Company’s annual general meeting for the fiscal year ending December 31, 2007 must be received by The Bank of New York at its offices, P. O. Box 11258, Church Street Station, New York, NY10286, before January 31, 2008. The fact that a shareholder proposal is received in a timely manner does not ensure its inclusion in the proxy material since there are other requirements in the Companies Act 1981 of Bermuda (as amended) relating to such inclusion.
     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO DECEMBER 28, 2007 (NEW YORK TIME) FOR ACTION TO BE TAKEN.

By Order of the Board of Directors
Yap, Allan
Chairman
December 3, 2007

PART IV
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of China Enterprises Limited
We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive (loss) income, and cash flows for each of the three year in the period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte Touche Tohmatsu
Hong Kong
November 28, 2007

PART V
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004, 2005 AND 2006

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$

Revenue	—	—	—	—
General and administrative expenses	(13,344)	(27,522)	(16,754)	(2,147)

Operating loss	(13,344)	(27,522)	(16,754)	(2,147)
Non-operating income (expenses):
Interest income	21,533	13,036	12,286	1,574
Interest expenses	(601)	—	—	—
Other income	48	—	551	70
Change in fair value of conversion option (note 5)	59,929	(42,873)	(19,459)	(2,493)
Allowance for interest receivables from notes receivable	(502)	—	—	—
Gain on disposal of partial interests in an equity method affiliate	23,040	—	—	—
Allowance for advance to affiliate	(530)	—	—	—

Profit (loss) before income tax and equity in earnings of equity method affiliates	89,573	(57,359)	(23,376)	(2,996)
Income tax expense (note 8)	—	(4,083)	(1,164)	(149)
Equity in earnings of equity method affiliates	92,369	35,118	3,314	425

Net income (loss)	181,942	(26,324)	(21,226)	(2,720)

CONSOLIDATED STATEMENTS OF OPERATIONS — CONTINUED
(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$

Basic earnings (loss) per common share	20.18	(2.92)	(2.35)	(0.30)

Number of common shares used in the calculation of basic (loss) earnings per common share	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2005	2006	2006
	Rmb	Rmb	US$

ASSETS

Current assets:
Cash and cash equivalents	14,668	7,120	912
Other receivables (less allowance for interest receivable of Rmb502 in 2005 and Nil in 2006)	3,832	—	—
Prepaid expenses and other current assets	337	288	37
Due from related parties (note 12)	—	2	—
Due from former ultimate parent company, an immediate parent company and fellow subsidiaries (note 12)	—	329	42
Advance to an affiliate (note 4)	110,972	—	—
Notes receivable (note 3)	4,164	—	—

Total current assets	133,973	7,739	991

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2005 and Rmb7,601 in 2006) (note 4)	491,992	461,961	59,195
Convertible note receivable from an affiliate, net (note 5)	—	247,781	31,750
Derivative instruments (note 5)	—	43,454	5,568
Deposit paid for acquisition of properties (note 6)	58,000	58,000	7,432
Plant and equipment, net (note 7)	302	240	31
Other assets	6	6	1

Total assets	684,273	819,181	104,968

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to an affiliate (note 4)	—	2,121	272
Due to an intermediate parent company (notes 5 and 12)	—	203,025	26,015
Accounts payable	303	—	—
Other payables	1,291	—	—
Accrued liabilities	6,096	6,535	837
Due to former ultimate parent company (note 12)	7,149	—	—
Due to ultimate parent company (note 12)	—	203	26
Other taxes payable	2,753	2,753	353
Income taxes payable (note 8)	4,083	5,247	672

Total current liabilities	21,675	219,884	28,175

CONSOLIDATED BALANCE SHEETS — CONTINUED
(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2005	2006	2006
	Rmb	Rmb	US$

Commitments and contingencies (note 10)

Shareholders’ equity:
Supervoting common stock — par value US$0.01 per share (20,000,000 shares authorized; 3,000,000 shares outstanding at December 31, 2005 and Nil shares outstanding at December 31, 2006) (note 9)	244	—	—
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 6,017,310 shares outstanding at December 31, 2005 and 9,017,310 shares outstanding at December 31, 2006) (note 9)	526	770	99
Additional paid-in capital	1,065,319	1,026,237	131,500
Accumulated other comprehensive income	3,220	227	29
Accumulated deficit	(406,711)	(427,937)	(54,835)

Total shareholders’ equity	662,598	599,297	76,793

Total liabilities and shareholders’ equity	684,273	819,181	104,968

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE (LOSS) INCOME
(Amounts in thousands, except number of shares)

						Accumulated
						other
	Shares of					compre-			Compre-
	supervoting	Shares of	Supervoting		Additional	hensive			hensive
	common	common	common	Common	paid-in	(losses)	Accumulated		income
	stock	stock	stock	stock	capital	income	deficit	Total	(loss)
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2004	3,000,000	6,017,310	244	526	1,033,253	1,131	(562,329)	472,825

Net income	—	—	—	—	—	—	181,942	181,942	181,942
Dilution of interest in an equity method affiliate	—	—	—	—	14,306	—	—	14,306	—
Foreign currency translation adjustment relating to an equity method affiliate	—	—	—	—	—	(1,092)	—	(1,092)	(1,092)

Balance at December 31, 2004	3,000,000	6,017,310	244	526	1,047,559	39	(380,387)	667,981	180,850

Net loss	—	—	—	—	—	—	(26,324)	(26,324)	(26,324)
Dilution of interest in an equity method affiliate	—	—	—	—	17,760	—	—	17,760	—
Foreign currency translation adjustment relating to an equity method affiliate	—	—	—	—	—	3,181	—	3,181	3,181

Balance at December 31, 2005	3,000,000	6,017,310	244	526	1,065,319	3,220	(406,711)	662,598	(23,143)

Net loss	—	—	—	—	—	—	(21,226)	(21,226)	(21,226)
Transfer from supervoting common stock to common stock	(3,000,000)	3,000,000	(244)	244	—	—	—	—	—
Recognition of equity-settled share based payments	—	—	—	—	2,455	—	—	2,455	—
Dilution of interest in an equity method affiliate	—	—	—	—	(41,537)	—	—	(41,537)	—
Foreign currency translation adjustment relating to an equity method affiliate	—	—	—	—	—	(2,993)	—	(2,993)	(2,993)

Balance at December 31, 2006	—	9,017,310	—	770	1,026,237	227	(427,937)	599,297	(24,219)

Balance at December 31, 2006 (in US$)			—	99	131,500	29	(54,835)	76,793	(3,103)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$
Cash flows from operating activities:
Net income (loss)	181,942	(26,324)	(21,226)	(2,720)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of conversion option	(59,929)	42,873	19,459	2,493
Equity in earnings of equity method affiliates	(92,369)	(35,118)	(3,314)	(425)
Dividend received from associate	—	—	1,868	239
Gain on disposal of partial interest in an equity method affiliate	(23,040)	—	—	—
Allowance for advances to equity method affiliates	530	—	—	—
Depreciation and amortization	—	42	62	8
Amortization of discount on subscription of convertible note receivable	(16,354)	(1,912)	(8,894)	(1,140)
Changes in operating assets and liabilities:
Other receivables	(4,893)	2,642	3,832	492
Prepaid expenses and other current assets	—	(317)	49	6
Accounts and other payables	10	(37)	(3,041)	(390)
Accrued liabilities	1,213	282	1,886	242
Income taxes payable	—	4,083	1,164	148

Net cash used in operating activities	(12,890)	(13,786)	(8,155)	(1,047)

Cash flows from investing activities:
Subscription of convertible note receivable	(74,926)	—	—	—
Increase (decrease) in subscription payable	62,989	(62,989)	—	—
(Increase) decrease in notes receivable	(55,952)	24,298	4,164	534
Payment for the deposit on acquisition of properties	—	(8,000)	—	—
Investments in and advances to equity method affiliates, net	72,142	(37,122)	(2,227)	(285)
Purchase of property, plant and equipment	—	(344)	—	—
Proceeds from disposal of interest in an equity method affiliate	47,532	—	—	—
Increase in due from related parties	—	—	(2)	—
Increase in due from former ultimate parent company	—	—	(7,332)	(940)
Increase in due from fellow subsidiaries	—	—	(30)	(4)
Increase in due from immediate holding company	—	—	(116)	(15)
Decrease in advance to an affiliate	—	—	7,971	1,022
(Increase) decrease in amount due from (to) ultimate parent company	(33,396)	37,426	—	—

Net cash from (used in) investing activities	18,389	(46,731)	2,428	312

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED
(Amounts in thousands)

	Year ended December 31,
	2004	2005	2006	2006
	Rmb	Rmb	Rmb	US$

Cash flows from financing activities:
Decrease in bank and other short-term loans	(27,708)	—	—	—
Advance from former ultimate parent company	—	33,771	—	—
Increase in due to ultimate parent holding company	—	—	203	26
Decrease in due to intermediate parent company	—	—	(2,024)	(259)

Net cash (used in) provided by financing activities	(27,708)	33,771	(1,821)	(233)

Net decrease in cash and cash equivalents	(22,209)	(26,746)	(7,548)	(968)
Cash and cash equivalents, beginning of year	63,623	41,414	14,668	1,880

Cash and cash equivalents, end of year	41,414	14,668	7,120	912

Supplemental schedule of non-cash investing and financing activities:
Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest in an affiliate (see note 5)	119,161	72,244	—	—
Deposit paid for acquisition of properties by a fellow subsidiary on behalf of the Company	50,000	—	—	—
Assignment of notes receivable and related interest receivable to fellow subsidiaries through current accounts of a fellow subsidiary and ultimate parent company	—	76,662	—	—
Subscription of convertible note receivable from an affiliate partially by intermediate holding company on behalf of the Company and the remainder to offsetting with advance to an affiliate	—	—	309,120	39,610

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
     China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stock trades on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”) since November 26, 2002 upon its suspension from trading, and subsequent delisting, from the New York Stock Exchange (the “NYSE”) in 2002 as a result of the Company’s failure to meet the NYSE’s continuing listing standards.
     China Strategic Holdings Limited, a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity affiliate of Hanny Holdings Limited (“HHL”), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL becomes the ultimate parent company.
     The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which mainly consist of Manwide Holdings Limited (“Manwide”, incorporated in the British Virgin Islands, “BVI”), Million Good Limited (“Million Good”, incorporated in the BVI) and (“Rosedale”, incorporated in the People’s Republic of China, “PRC”). The Company and all of its subsidiaries are collectively referred to as the “Group”.
     As shown in the consolidated financial statements for the year ended December 31, 2006, the Group’s current liabilities exceeded its current assets of approximately Rmb212,145, which may indicate that the Company will be unable to continue as a going concern.
     The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as HHL, the Company’s intermediate parent company, has agreed to provide adequate funds for the Company to meet in full its financial obligations as they fall due for the foreseeable future.
     As of December 31, 2006, the Company had the following significant equity method affiliates:
•	Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, hereinafter together with its subsidiaries collectively referred to as “Wing On”); and

•	Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
     As of December 31, 2005, the Company had a 27.74% equity interest in Wing On. As a result of the transactions as detailed in note 4, the Company’s equity interest in Wing On had been changed to 20.36% as of December 31, 2006 and further reduced to below 20% subsequent to December 31, 2006. Wing On is engaged in the provision of package tours, travel and other related services and hotel operation with its shares listed on HKSE.
     As of December 31, 2005 and 2006, the Company had a 26% equity interest in HZ. HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.
     The PRC entities conduct their operations in the PRC. The Company is, accordingly, subject to special considerations and significant risks not typically associated with investments in equity securities of the US and western European companies. These include, among others, risks associated with the political and economic environment, foreign currency exchange, import restrictions and legal system of the PRC.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) Basis of Presentation
     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     (b) Basis of Consolidation
     The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and in those entities in which it has a controlling financial interest. The Company does not have variable interest in any variable interest entity during the periods presented.
     The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.
     All significant intercompany balances and transactions have been eliminated on consolidation.
     (c) Equity method investments in affiliates
     Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statement of operations.
     The Company records the gains or losses arising from issuance by an equity affiliate of its own stock in additional paid-in capital account within shareholders’ equity in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
     (d) Cash and Cash Equivalents
     The Company considers cash on hand, demand deposits with banks with an original maturities of three months or less when purchased to be cash and cash equivalents.
     (e) Plant and Equipment, Net
     Plant and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets of 5 years.
     (f) Income Taxes
     The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when those temporary differences are expected to reverse. Valuation allowances are established to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.
     (g) Foreign Currencies
     The functional currency of the Company is Hong Kong dollars. The functional currency of the subsidiaries in PRC is the Renminbi. The Company has chosen Renminbi as its reporting currency.
     Foreign currency transactions are translated into Renminbi at the applicable exchange rates quoted by the People’s Bank of China (the “unified exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable unified exchange rates prevailing at the respective balance sheet dates. Non-monetary assets and liabilities are translated at the unified exchange rates prevailing at the time the assets or liabilities were acquired. The resulting exchange differences are included in the consolidated statement of operations.
     The translation of Renminbi (Rmb) amounts into United States dollar (US$) amounts are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb7.8041, the noon buying rate from the Federal Reserve Bank of New York on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(h)	Basic earnings (loss) per share
     Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the year. There were no dilutive potential common shares during fiscal 2004, 2005 and 2006.
(i)	Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Material estimates in these financial statements that are susceptible to change as more information becomes available are allowances for uncollectible receivables and valuation of derivative instruments.
(j)	Financial Instruments
     The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the statement of operations.
     The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, note receivables, amounts due from related parties, amount due from former ultimate parent company, amounts due from fellow subsidiaries, amount due from immediate parent company and convertible notes. The Group’s cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings; therefore, the credit risk is limited. The Group has also reviewed the credit worthiness and financial position of its former ultimate parent company and affiliates for credit risks associated with amounts due from related parties, amount due from former ultimate holding company, amounts due from fellow subsidiaries, amount due from immediate holding company and convertible notes receivable from an affiliate. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.
     The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term maturity of these instruments. The fair value of convertible notes receivable as of December 31, 2006 was Rmb291,235, which was determined based on the estimated net amount the Company would receive as of December 31, 2006 from the note issuer, the interest rates of similar instruments from market, and the estimated fair value of the call option embedded in the convertible note.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(k)	Comprehensive Income (Loss)
     Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under U.S. GAAP are excluded from net income (loss). Comprehensive income (loss) has been disclosed within the consolidated statement of shareholders’ equity.
(l)	Recently Issued Accounting Pronouncements
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — which amends FASB Statements No. 133 and 140”. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This statement simplifies accounting for certain hybrid financial instruments by permitting fair value measurement for a hybrid instrument that contains an embedded derivative that would otherwise require bifurcation. The Company does not expect that the adoption of SFAS 155 will have a material impact on its consolidated financial position, results of operations or cash flows.
     In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”, or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s financial position or results of operations.
     In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement”. SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(l)	Recently Issued Accounting Pronouncements — continued
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), an amendment of FASB No. 115. This statement permits entities to choose to measure many financial instrument and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. SFAS No. 159 is effective from fiscal year commencing November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position, cash flows, and results of operations.
     In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
3.	NOTES RECEIVABLE
The notes, carrying interest at commercial rates, were unsecured and receivable from unrelated parties.
On December 31, 2005, the Group assigned note receivable of Rmb75,506 plus accrued interest to certain other subsidiaries of its parent company in settlement of amounts to the parent and one of its subsidiaries. The remaining note was settled in March 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
4.	INVESTMENTS IN AND ADVANCES TO AFFILIATES

	2005	2006
	Rmb	Rmb

Investments in equity method affiliates	491,858	461,827
Advances to equity method affiliates	7,735	7,735

Total	499,593	469,562
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)

	491,992	461,961

Wing On:
     In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each (“Subscription Shares”) in Wing On, representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Shares for an aggregate subscription price of HK$132,715 (equivalent to approximately Rmb140,784, including transaction costs of Rmb3,304), pursuant to an agreement entered into in February 2002. The excess of the equity in the fair value of net assets of Wing On over Million Good’s aggregate investment costs of Rmb146,552 was allocated on a pro rata basis to Wing On’s non-current assets pursuant to the rules specified in SFAS No. 141, “Business Combinations” and out of which Rmb84,538 was allocated to property, plant and equipment that are subject to deprecation and amortization. As a result, Million Good has a different basis in those assets than Wing On has, and such difference is amortized over the average depreciable lives of the underlying property, plant and equipment. The remainder was allocated to other equity method affiliates and long-term investments of Wing On.
     As part of the acquisition of an equity interest in Wing On, Million Good also subscribed for a two-year convertible note (the “Old Note”) issued by Wing On in the principal amount of HK$120,000 (equivalent to approximately Rmb127,284). In July 2002, Million Good exercised certain of its conversion rights under the terms of the Old Note, resulting in the issuance of 1,100,000,000 new ordinary shares of Wing On to Million Good. No conversion rights were exercised by Million Good or other convertible note holders during fiscal 2003.
     On January 13, 2004, March 17, 2004 and May 4, 2004, Wing On entered into agreements with the Company and another holder of its convertible notes in relation to the issuance of new convertible notes, whereby Wing On issued new convertible notes to the Company (the “New Note”) for a consideration of HK$155,000 (equivalent to approximately Rmb164,873), of which HK$84,800 (equivalent to approximately Rmb89,947) was settled by the cancellation of the Company’s then unsettled Old Note and the remaining balance was satisfied in cash by the Company. The New Note is convertible into new shares of Wing On during a period of three years from the date of issue, at an initial conversion price of HK$0.02 per share, subject to adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
4.	INVESTMENTS IN AND ADVANCES TO AFFILIATES — continued
Wing On: — continued
     In October and November 2004, the Company exercised certain of its conversion rights under the terms of the New Note, resulting in the issuance of 5,000,000,000 new ordinary shares of Wing On to Million Good. The additional investment amounted to HK$100,000 (equivalent to approximately Rmb106,370) which represented the carrying value of the New Note. In November 2005, the Group disposed of its 2,250,000,000 shares in Wing On at the price of HK$0.02 per share to unrelated parties, resulting in a gain on disposal of Rmb23,040.
     In November 2004, the Company also entered into two placing and subscription agreements with Wing On and a placing broker (the “Placing Agent”) pursuant to which the Placing Agent agreed to place 6,000,000,000 shares of HK$0.01 each in Wing On then held by the Company at the price of HK$0.028 per share to independent investors and the Company would subscribe for up to 6,000,000,000 new shares in Wing On at the same price of HK$0.028 per share. This “top-up placing” arrangement was agreed by the Company as the major shareholder of Wing On in order to expedite the capital raising activities of Wing On. The first placing and subscription agreement and the second placing and subscription agreement related to the placing and the conditional subscription of 3,660,000,000 and 2,340,000,000 shares in Wing On, respectively. The subscription of the shares under the second placing and subscription agreement was conditional upon, among others, the approval of the independent shareholders of Wing On. As such, the Company is entitled to complete the second placement without the obligation to complete the second subscription.
     At the special general meeting held on January 11, 2005, the independent shareholders of Wing On approved the second subscription, and accordingly, the Company applied the proceeds received from the second placement to subscribe 2,340,000,000 of new shares of HK$0.01 each in Wing On at the price of HK$0.028 per share on January 31, 2005.
     On February 4, 2005, the Company entered into a placing and subscription agreement with Wing On and Tai Fook Securities Company Limited (“Tai Fook”) pursuant to which Tai Fook agreed to place up to 6,400,000,000 shares in Wing On then held by the Company at the price of HK$0.022 per share to independent investors and the Company would subscribe for up to 6,400,000,000 new shares of Wing On at the same price of HK$0.022 per share. The subscription was completed on February 18, 2005. As a result of the aforesaid capital raising activities of Wing On, there was a dilution of the Company’s interest in Wing On and the creation of an “implied sale” of a portion of the Company’s investment. In accordance with its accounting policy, the Company recorded a net unrealized gain totaling Rmb17,760 as an increase of additional paid-in capital during the fiscal year 2005. The net unrealized gain represents the difference between the Company’s carrying basis and the fair value of the portion of the investment in Wing On deemed to have been sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
4.	INVESTMENTS IN AND ADVANCES TO AFFILIATES — continued
Wing On: — continued
     Following the issue of shares in Wing On pursuant to the placing and subscription agreement dated February 4, 2005, the conversion price of the convertible notes was adjusted to HK$0.0197 per share in accordance with its terms and conditions. On March 14, 2005, the day immediately preceding the effective date of the share consolidation of every one hundred shares of HK$0.01 each in the issued and unissued ordinary share capital of Wing On into one share of HK$1.00 each, the conversion price at the note was adjusted to HK$1.97 per new consolidated share.
     From April 1 through April 28, 2005, the Company purchased a total of 6,967,700 ordinary shares of Wing On for cash consideration of approximately HK$12,680 (equivalent to approximately Rmb13,451), resulting in excess over cost approximately HK$786 (equivalent to approximately Rmb819) which was allocated to property, plant and equipment that are subject to depreciation and amortization. On April 29, 2005, the Company also exercised all of the conversion rights of the convertible note of HK$55,000 (equivalent to approximately Rmb58,344) at the adjusted conversion price of HK$1.97 per share under the terms of the New Note, resulting in the issuance of 27,918,781 new ordinary shares of Wing On to Million Good. This additional investment amounted to HK$69,399 (equivalent to approximately Rmb72,244) which comprised HK$44,920 (equivalent to approximately Rmb46,762) of the carrying value of the Old Note (net of unamortized discount on subscription) and the fair value of the related convertible feature of HK$24,479 (equivalent to approximately Rmb25,482).
     On March 1, 2006, Wing On entered into a placing agreement with Success Securities Limited (“Success Securities”) pursuant to which Success Securities conditionally agreed to place up to 175,000,000 shares (the “Placing Shares”) in Wing On at a price of HK$0.69 per share to independent investors (the “Placing”). The Placing was completed on April 25, 2006. On September 27, 2006, Wing On also repurchased a total of 2,000,000 of its own ordinary shares and such shares were cancelled upon repurchase. As a result of these capital activities of Wing On, there was a net dilution of the percentage of Company’s equity ownership in Wing On from 27.74% to 20.36% and the net unrealised loss totaling Rmb41,537 was recognized as a decrease in additional paid in capital during the fiscal year 2006.
     From May 24 through June 6, 2006, the Company purchased a total of 2,948,000 ordinary shares of Wing On for cash consideration of approximately Rmb2,227, resulting in negative goodwill of approximately Rmb2,431 which was allotted to property, plant and equipment that are subject to depreciation and amortization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
4.	INVESTMENTS IN AND ADVANCES TO AFFILIATES — continued
Wing On: — continued
     The following table presents summarized comparative financial information for the Company’s investments in 50% or less owned investments, over which the Company has the ability to exercise significant influence but does not control, which are accounted for using the equity method:

	2004	2005	2006
	Rmb	Rmb	Rmb

Revenues	6,853,459	8,396,696	10,982,860
Operating profit	232,267	280,406	251,705
Net income	94,148	126,357	1,795
Current assets	2,590,185	3,442,255	4,680,343
Non-current assets	4,206,376	4,779,558	5,087,746
Current liabilities	3,410,373	4,384,235	4,988,172
Non-current liabilities	1,439,385	1,354,208	2,196,489
Shareholders’ equity	1,438,236	1,820,173	1,937,075
     As of December 31, 2005 advance to an affiliate was Rmb110,972. Other than the aggregated advances to an affiliate of Rmb93,421 which bore interest at Hong Kong Prime Rate, the amounts as of December 31, 2005 were interest free. As of December 31, 2005, Rmb93,421 of the advances were due on December 31, 2006 and the remainder was repayable upon demand. Accordingly, the whole advances were presented as current assets.
     As of December 31, 2006, advances from an affiliate is Rmb2,121 which was unsecured, interest free and repayable on demand.
     An allowance relating to these advances amounting to Rmb530, RmbNil and RmbNil was charged as general and administrative expenses for fiscal 2004, 2005 and 2006, respectively.
     Equity ownership percentages for these affiliates are presented below:

	Place of
	incorporation/
Affiliate	registration	2005	2006

Wing On	Bermuda	27.74%	20.36%
X One Holdings Limited	Hong Kong	33.33%	33.33%
HZ	PRC	26%	26%
     The fair values of the investment in Wing On were approximately HK$74,046 (equivalent to Rmb74,490) and HK$70,871 (equivalent to Rmb71,296) for fiscal 2005 and 2006, respectively. The fair values were determined with the reference to quoted market bid prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
5.	CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE, NET/ DERIVATIVE INSTRUMENTS
     In April 2005, the Company exercised all of the conversion rights of the remaining New Note of Rmb45,008 principal amount at the adjusted conversion price of HK$1.97 under the terms of the New Note.
     On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers in relation to the subscription of 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes with principal amount of HK$300,000 and HK$700,000 by cash, respectively.
     The initial conversion price of the Notes is HK$0.79 per share, subject to anti-dilutive adjustments. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.
     The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Notes into shares of Wing On at the then prevailing conversion price. Had the Convertible Notes subscribed by the Company been converted into new shares of Wing On in full at December 31, 2006, the equity ownership percentage on Wing On would increase from 20.36% to 50.90%.
     Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On.
     The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which was paid by its intermediate holding company on behalf of the Company as to HK$198,999 (equivalent to Rmb205,049), with the remainder being offset by advance previously made to Wing On.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
5.	CONVERTIBLE NOTE RECEIVABLE FROM AN AFFILIATE, NET/ DERIVATIVE INSTRUMENTS — continued
     In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, the conversion option element of the Old Note, New Note and Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Old Note, New Note and Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The note element of the Old Note, New Note and Convertible Notes were also measured at fair value initially and subsequently at amortized cost, and was presented as convertible note receivable from an associate on the consolidated balance sheet. The fair value of the conversion options were estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2004, 2005 and 2006 (see note 4), was gain of Rmb59,929, loss of Rmb42,873 and Rmb19,459 which have been recognized in the consolidated statement of operations for fiscal 2004, 2005 and 2006, respectively.
6.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES
     On June 16, 2004, Manwide entered into a conditional sale and purchase agreement with Shanghai Jiu Cheng Investment Limited (“Jiu Cheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).
     The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, is Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Cheng on June 18, 2004 and recorded as deposit paid for acquisition of properties as of December 31, 2004.
     The remaining consideration of Rmb400,000 is to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition is subject to certain conditions precedent.
     According to the conditional sale and purchase agreement, prior to the completion of acquisition, Jiu Cheng should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from the relevant government authorities in Shanghai that the authorized usage of the properties be changed from office to both commercial and residential and that all relevant fees and charges arising from the sale of the Land payable to the relevant government authorities having been settled in full; (iii) agree with Manwide on the specification of installation, fixtures and furniture and other internal decoration of the properties; (iv) procure all the contractors engaged in the development/ construction of the properties to enter into agreements with Manwide to bind these contractors with obligations to Manwide to rectify all defects of the properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan (“Loan”) to be granted by PRC banks to Manwide to finance the remaining consideration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
6.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
     Provided that if the conditions are not fulfilled on or before June 1, 2005, Manwide shall agree to a further extension of not less than 60 days without imposing any fine on Jiu Cheng. If the conditions are not fulfilled within the extended period, Manwide shall be entitled to terminate the agreement and Jiu Cheng shall refund the deposit to Manwide together with interests accrued during the period from the date of the agreement to the date of deposit is refunded and calculated on the relevant prevailing market interest rate.
     It is one of the conditions for completion of the acquisition that Jiu Cheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. Should Jiu Cheng fail to obtain such approval within 150 days from the date of the agreement, Manwide is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the properties together with the two levels underground carparks for a consideration of Rmb70,000.
     However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the said period and accordingly, Jiu Cheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group will pay, on behalf of Jiu Cheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group in (i) will be deducted from the purchases consideration of Xiang Zhang Garden.
     Further, the Group had advanced an additional Rmb8,000 to Jiu Cheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Cheng amounted to Rmb58,000 as of December 31, 2005.
     In June 2005, the Group had commenced legal proceedings against Jiu Cheng, among other things, to demand Jiu Cheng to fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the “Injunction Order(s)”). It had also come to the attention of the Group that one of the three secured creditors of Jiu Cheng and the Main Contractor had already applied to and being granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.
     As a condition precedent to the application of the Injunction Order, the Group had issued a counter guarantee of Rmb402,000 to an institution in the PRC which provided a guarantee of the same amount to the PRC court on behalf of the Group.
     On June 22, 2006, the People’s High Court of Shanghai City ruled the case in favor of the Group and demanded Jiu Cheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Group to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Group. The judgment also, among other things, demanded Jiu Cheng to pay Rmb5,900 to the Group as compensation for the breach of the sale and purchase agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
6.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
     In August 2006, the Group has applied to the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Cheng. At the same time, Jiu Cheng has initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter.
     In April 2007, an independent third party (“Buyer”) made a letter of offer, inter alia, to acquire the Group’s rights and obligations in Xiang Zhang Garden for Rmb70,000 and made a deposit of the same amount into an escrow account held under the People’s High Court of Shanghai City as protection to the Group. Under the same letter of offer, Jiu Cheng has also agreed to pay Rmb13,000 to the Group to compensate for the various costs incurred by the Group relating to the legal proceedings against Jiu Cheng. The eventual execution of this offer is also subject to the agreement by the other secured and unsecured creditors of Jiu Cheng which the Buyer is in the process of getting those consents and there can be no assurance that the offer can be proceeded as planned. The directors of the Company consulted with the Group’s legal counsel and were of the view that the carrying amount of deposit was not less than its recoverable amount and considered no impairment loss is identified.
7.	PLANT AND EQUIPMENT, NET
     Plant and equipment, net consist of the following:

	2005	2006
	Rmb	Rmb

Furniture and fixtures	12	12
Motor vehicle	332	332

Total	344	344
Less: Accumulated depreciation	(42)	(104)

	302	240

     Depreciation expense was RmbNil, Rmb42 and Rmb62 for years ended December 31, 2004, 2005 and 2006 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
8.	INCOME TAXES PAYABLE
     The components of profit (loss) from continuing operations before income taxes and minority interests are as follows:

	Year ended December 31,
	2004	2005	2006
	Rmb	Rmb	Rmb

The PRC	29,696	30,207	7,510
All other jurisdictions	152,246	(52,448)	(27,572)

	181,942	(22,241)	(20,062)

     The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.
     The Group’s PRC entities and subsidiaries are subject to income taxes calculated at tax rates (ranging from 17.5% to 44%) on the taxable income as reported in the statutory financial statements adjusted for taxation based on tax laws prevailing at their respective places of incorporation and operations.
     The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes and equity in earnings at equity method affiliates to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2004	2005	2006

Profit tax rate in Hong Kong	17.5%	17.5%	17.5%
Permanent differences relating to non-taxable income and non-deductible expenses	(17.5%)	(29.6%)	4.6%
Change in valuation allowance	—	(10.0%)	(6.5%)
Tax rate difference between tax jurisdictions	—	16.1%	(21.4%)
Others	—	(12.4%)	—

Effective tax rate	—	(18.4%)	(5.8%)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
8.	INCOME TAXES PAYABLE — continued
     The tax impact of temporary differences gives rise to the following deferred tax assets:

	2005	2006
	Rmb	Rmb

Pre-operating expenses	2,220	3,541
Valuation allowance for deferred tax assets	(2,220)	(3,541)

	—	—

Income taxes expense consists of:

	Year ended December 31,
	2004	2005	2006
	Rmb	Rmb	Rmb

Current	—	4,083	1,164
Deferred	—	—	—

	—	4,083	1,164

9.	CAPITAL STOCK
Capital Stock
     Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.
Share Capital
     The Company was incorporated with an initial share capital of 1,200,000 Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as a consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
9.	CAPITAL STOCK — continued
Share Capital — continued
     In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of Common Stock of par value of US$0.01 each pursuant to the bye-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock.
10.	COMMITMENTS AND CONTINGENCIES
     As of December 31, 2005 and 2006, the Group had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402,000 and Rmb402,000.
11.	DISTRIBUTION OF PROFIT
(a)	Dividends
     Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2004, 2005 and 2006, the Company’s only subsidiary established in the PRC had no distributable profit and the Company’s affiliates in the PRC had accumulated profits on a consolidated basis of Rmb162,964, Rmb308,083 and Rmb348,566, respectively, as reported in their statutory financial statements.
     The Company did not propose or pay any dividends for the years ended December 31, 2004, 2005 and 2006 on the outstanding Supervoting Common Stock and Common Stock.
(b)	Profit appropriation
     In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non-distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. The staff welfare and incentive bonus fund is used for the collective welfare of the employees of the PRC entities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. The appropriation for the staff welfare and incentive bonus fund is charged to consolidated statements of operations of the PRC entities. All other reserve fund are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.
     Included in the accumulated deficit of the Group as of December 31, 2004, 2005 and 2006 was non-distributable reserves attributable of Rmb1,403, Rmb1,403 and Rmb1,288, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
12.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS
        Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.
        Other than those disclosed elsewhere in the consolidated financial statements, the Company also entered into the following related party transactions:
(a)	Due from/to Related Companies
        As of December 31, 2005 and 2006, the amounts due from/to ultimate parent company, fellow subsidiaries, related parties, an intermediate holding company, immediate holding company and former ultimate parent company were unsecured, non-interest bearing and had no fixed repayment terms.
(b)	Management and Administrative Services Agreement
        Pursuant to a management and administrative services agreement between the Company and the former ultimate parent company in 1993 and renewed in 1997, 2000 and 2004, for a term of three years, the former ultimate parent company will provide certain management services to the Company for an annual fee of US$15 (Rmb120). In addition, the Company has agreed to reimburse the former ultimate parent company for administrative services of approximately Rmb6,200, Rmb4,798 and Rmb2,525 for the years ended December 31, 2004, 2005 and 2006, respectively, rendered on behalf of the Company on a cost plus 5% basis.
13.	STAFF RETIREMENT PLANS
        All of the Chinese employees of the PRC entities and Rosedale are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 23.5% of average monthly salaries for the years ended December 31, 2004, 2005 and 2006. The expense reported in the consolidated statements of operations related to these arrangements was RmbNil, Rmb18 and Rmb24 for the years ended December 31, 2004, 2005 and 2006 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
(Amounts in thousands, except number of shares, per share data and unless otherwise stated)
14.	OTHER SUPPLEMENTAL INFORMATION
 The following items are included in the consolidated statements of operations:

	Year ended December 31,
	2004	2005	2006
	Rmb	Rmb	Rmb

Foreign exchange gain (loss), net	21	(3,834)	551
15.	SUBSEQUENT EVENTS
       In addition to that disclosed in note 6, subsequent to December 31, 2006, Wing On entered into placing agreements with Kingston Securities Limited and completed placement of 450,000,000 of its shares at a price of HK$0.80 per share to independent investors. In addition, the Company converted a total of HK$237,000 (equivalent to approximately RMB238,846) Convertible Notes of Wing On into ordinary shares of HK$0.10 each of Wing On at conversion price of HK$0.79 per share and disposed of certain shares of Wing On thereafter. As a result of these significant transactions, the interest of Wing On held by the Company was diluted from approximately 20.36% to 1.47% and Wing On became a cost method investment of the Company.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 6, 2007
CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman